ARN[redacted] LLP



06015757

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

August 4, 2006

BY HAND DELIVERY


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
AUG 04 2006
156
SECTION

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

SUPPL

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of EDC's 2006 Second Quarter Earnings Release, which was disseminated to EDC's shareholders on August 3, 2006.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

#82-4896


SEC MAIL RECEIVED
AUG 0 4 2006
156
SECTION
WASH., D.C.

QUARTER
2006
Caracas, Venezuela
August 2006

C. A. LA ELECTRICIDAD DE CARACAS

Contacts:
Scarlett Alvarez U.
VP Corporate and Investor Relations
Juan José Azpurua E.
Investor Relations Director
(58) (212) 502 20.50 / (58) (212) 502.18.93
edcinversionistas@aes.com / www.laedc.com.ve

HIGHLIGHTS

- Operating Revenues totaled Bs.355.35 billion, while Operating Expenses (excluding depreciation) stood at Bs.158.80 billion (values corresponding to 2nd quarter of 2006).
- As of June 30, 2006, total debt stood at US$359 million, with an average life of 6.31 years.
- During the quarter energy losses were reduced by 98 bps.
- EDC became the first Venezuelan company to list its securities –under the ADS modality– in the international euro-denominated Latin American stock index (LATIBEX)
- Two new public offerings of EDC shares ended successfully on July 14 and July 27, 2006.
- EDC implemented a share purchase program for its employees
- Fitch Venezuela gives "A1" risk rating to the issue of PC-2006-A commercial paper.

CONTENTS

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND FIRST HALF OF 2006

IN THE SECOND QUARTER, EDC RECORDED NET EARNINGS OF Bs.76 BILLION AND EBITDA OF Bs.196.55 BILLION (55.31% EBITDA MARGIN)

FACT SHEET		1H 05	1H 06
Operating Revenues	MM Bs.	697,570	691,064
Operating Expenses (excl. depreciation)	MM Bs.	(369,248)	(353,806)
EBITDA	MM Bs.	328,322	337,258
EBITDA Margin	%	47.07	48.80
Net Profit (Loss)	MM Bs.	4,959	122,129
Closing share price (1)	Bs./share	331	500
Market capitalization	US$ million	483.83	730.87
Installed generation capacity (2)	MW	2,316	2,316
Net generation (2)	GWh	4,819	4,910
Plant availability (2)(3)	%	82.11	84.56
Net Capacity Factor (2)	%	51.40	52.40
Overhead lines	Km	7,248	7,345
Underground lines	Km	3,510	3,563
Substations	#	133	133
Installed distribution capacity	MVA	14,410	14,639
Meters	miles	1,103	1,141
Billed active customers	#	967,174	1,060,218
Sales of energy (2)	GWh	5,015	5,431
Sales of energy per employee	GWh/employee	1.91	2.05
Customers per employee	ratio	368	400
Employees (4)	#	2,625	2,652

(1) BVC / (2) Not including GENEVAPCA / (3) 12-month moving average
(4) Regulated Group (EDC + CALEY)

EXTERNAL FACTORS (*)

- Accrued inflation stood at 5.53% at the end of the first half of 2006 (a 243 bps drop vis-à-vis the level recorded in the same period of last year).
- In June 2006, average lending rate stood at 14.69% (166 bps below the one registered in the same month of last year).
- The Wholesale Price Index grew 5.13% in the first quarter and stood at 8.51% as of June 2006.
- The average unemployment rate for the quarter stood at 9.68%
- Countrywide electrical energy consumption had increased 5.78% by the end of the first half of the year

(*) Source: BCV and OPSIS

Results (Millions of Bs.)							
Quarterly comparison:					6-month comparison:		
1Q 05	2Q 05	1Q 06	2Q06		1H05	1H06	Var.
339,425	358,145	335,714	355,350	Operating Revenues	697,570	691,064	(0.93)
(187,434)	(181,814)	(195,004)	(158,802)	Operating Expenses	(369,248)	(353,806)	(4.18)
151,991	**176,331**	**140,710**	**196,548**	**EBITDA**	**328,322**	**337,258**	**2.72**
44.78%	**49.23%**	**41.91%**	**55.31%**	**EBITDA MARGIN**	**47.07%**	**48.80%**	**173 bps**
(60,176)	**65,135**	**46,132**	**75,997**	**Net Profit (Loss)**	**4,959**	**122,129**	**n.a.**

OPERATING REVENUES

In the second quarter of 2006, operating revenues totaled Bs.355.35 billion, remaining relatively stable with respect to the same period in 2005. This level of performance is the result of a 7.34% increase in sales of energy in the area served by the Company, as well as a 9.62% growth in the customer base. (partially achieved by turning 16,190 consumers into customers); which helped to partially offset the effects of a lag between tariff increases and accrued inflation for the period, and a 2.17% drop in the energy contributions made by EDC affiliate GENEVAPCA to CADAFE through the National Interconnected System (SIN by its Spanish acronym).

In the first half of 2006, operating revenues stood at Bs.691.06 billion, slightly lower than the one registered in the same period in the previous year. The tariff lag is mainly responsible for this decrease, although it was somewhat mitigated by a 8.29% growth in the sales of energy within the served area --which includes the recovery of additional 85 GWh resulting from the implementation of the "Revenue Increase Plan" for 2006 aimed at reducing energy losses.


Operating Revenues
(Million of Bs.)
358,145
355,350
697,570
691,064
2Q 05
2Q 06
1H 05
1H 06
Operating Expenses
(Million of Bs.)
181,814
158,802
369,248
353,806
2Q 05
2Q 06
1H 05
1H 06
EBITDA
(Million of Bs.)
176,331
196,548
328,322
337,258
2Q 05
2Q 06
1H 05
1H 06
EBITDA Margin
49.23%
55.31%
47.07%
48.80%
2Q 05
2Q 06
1H 05
1H 06

OPERATING EXPENSES

Operating expenses (excluding depreciation) for the quarter totaled Bs.158.80 billion, down 12.66% with respect to the same period in 2005. The factors that led to these results were lower value added tax and municipal tax rates, as well as an 18.05% drop in the price of natural gas (the fuel used by generation plants) as compared to the 2005 price.

In the first half of 2006, expenses were down by Bs.15.44 billion (4.18%) with respect to the first half of 2005 as a result of the Company's ongoing cost cutting strategy. This strategy includes --among others-- decreasing the use of fuel oil #6 (more expensive than natural gas). This drop in operating expenses mitigated the impact of the salary increase stipulated in the 2004-2006 Collective Bargaining Agreement.

EBITDA

At the end of the second quarter, EBITDA totaled Bs.196.55 billion, 11.47% above the level recorded in the same period of 2005. EBITDA is 9.89 times financial interest and expenses. The EBITDA Margin, which stood at 55.31%, increased 608 bps as compared to its level in the same period of the previous year.

EBITDA and the EBITDA margin stood at Bs.337.26 billion and 48.80%, respectively, at the end of the first half of 2006.

INTEGRAL BENEFIT (COST) OF FINANCING

During the first half of the year, the Company obtained an integral benefit of financing of Bs.10.82 billion, down from an integral cost of financing totaling Bs.48.72 billion in the first half of 2005. This was the result of (1) a lower level of debt stemming from the prepayment and repayment of loans from foreign and local sources in 2005, and during this quarter; and (2) lower local lending interest rates applied to the bolivar-denominated debt, which led to a 48.16% drop in interest and financial expenses.

Another favorable factor was the stability of the official Bs./US$ exchange rate, which did not devalue in the first half of 2006. The 35.26% drop in monetary results stems from a 243 bps drop in inflation as compared to 2005.

Integral Benefit (Cost) of Financing	1H 05	1H 06	Var.
(Millions of Bs.)			
Interest and financial expenses	(106,307)	(55,112)	(48.16)
Interest earned	27,094	18,048	(33.39)
Net exchange gain (loss)	(33,104)	6,705	n.m.
Result of exposure to inflation	63,602	41,176	(35.26)
	(48,715)	**10,817**	**n.m.**



Net Income
(Millions of Bs.)
65,135
75,997
4,959
122,129
2Q 05
2Q 06
1H 05
1H 06

NET PROFIT

In the second quarter, the Company recorded a net profit of Bs.76 billion, an amount which is 16.67% higher than the one obtained in the same period of 2005 (Bs.65.14 billion). This result can be attributed partly to the continuing cost cutting strategy implemented by management and to a Bs.6.42 billion (6.27%) decrease in depreciation expenses resulting from lower inflation (33 bps), which has a somewhat lower influence on the value of fixed assets.

During the first half of the year, the Company reported net profits of Bs.122.13 billion, as compared to Bs.4.96 billion in 2005; thanks to a Bs. 21.54 billion reduction in depreciation expenses, and to an integral benefit of financing of Bs. 10.82 billion vis-à-vis an integral cost of financing amounting to Bs. 48.72 billion.



Financial Debt
(Millions of US$)
2Q 05 542
3Q 05 418
4Q 05 399
1Q 06 395
2Q 06 359

FINANCIAL DEBT

At the end of the second quarter of 2006, the company's Financial Debt stood at US$359 million, US$183 million (33.7%) lower than in the second quarter of 2005. This variation resulted from (1) the repayment to local banks of loans totaling US$168 million, US$87 million of which were for syndicated loans; (2) payment of commercial papers (US$13 million) and debenture bonds (US$8 million); and (3) repayment of Dollar-denominated loans to bilateral institutions and commercial banks for a total of US$15 million.



Average Life
(Years)
5.08
6.17
6.25
6.03
6.31
2Q 05 3Q 05 4Q 05 1Q 06 2Q 06

The average life of the debt stood at 6.31 years in the second quarter of this year, 1.23 years higher with respect to the second quarter of 2005 as a result of the repayment of local loans at shorter terms.

The weighted average cost of the debt for the first half of 2006 was 9.29% in foreign currency and 12.49% in local currency. The total weighted average cost of the debt stood at 9.87% as a result of the repayment of Bolivar-denominated loans.



Debt Structure
US$ Bs.
2Q 05 62% 38%
2Q 06 89% 11%
Fixed Variable
2Q 05 56% 44%
2Q 06 89% 11%
Long Short
2Q 05 70% 30%
2Q 06 75% 25%

As of June 30, 2006, financial leverage (Debt/Equity) stood at 22.64%.

On June 27, 2006, the board of directors of the Andean Development Corporation (CAF by its Spanish acronym) approved the terms of the partial security for the bonds that EDC intends to issue in the second half of 2006. In addition the Venezuelan Securities Commission (CNV by its Spanish acronym) authorized a commercial paper program for the Company including one issue of Bs.50 billion and another issue of Bs.100 billion.

CREDIT RATING

On July 10, 2006, FITCH Venezuela gave the national credit rating to EDC's PC-2006-A issue of commercial paper up to Bs.50 billion or its equivalent in US Dollars. As far as the Bolivar-denominated series, the rating agency gave it an A category and A1 sub-category, while the Dollar-denominated series were rated with the C category and the C1 sub-category.



EDC Credit Rating
Fitch Ratings
Debt:
Foreign BB-
Local BB-
Debentures:
Long Term AA+(Ven)
Short Term F1+(Ven)
Standard and Poor's
Debt: B

TARIFF SCHEME

The average tariff for the first 6 months of the year stood at Bs.108.14 / kWh for EDC and Bs.83.28 kWh for CALEY.

Bs. / kWh

Type of Service	EDC	CALEY
Residential	112.44	81.66
General	115.23	80.86
Industrial	86.66	83.36
A.P.	140.75	108.68
Public Sector	98.85	83.10
Average*	**108.14**	**83.28**

* Including business tax and CACE costs

GENERATION

Net generated energy in the second quarter of the year amounted to 2,637 GWh, a 10.76% increase as compared to the same period in the previous year. This variation resulted mainly from an increase in the demand of generation in the area served by the Company. At the end of the quarter, hydro-electrical energy purchased from Edelca totaled 651.17 GWh (not including CALEY).

2Q 05	2Q 06	Var.	(In GWh)	1H 05	1H 06	Var.
2,464	2,722	10.47%	Gross Generation	4,970	5,069	1.99%
910	744	(18.24%)	Energy Purchases (including CALEY)	1,452	1,626	12.01%
(717)	(614)	(14.37%)	Internal Consumption & Losses	(1,407)	(1,265)	(10.11%)
2,657	**2,852**	**7.34%**	**Total Sales of Energy**	**5,015**	**5,431**	**8.29%**
2,381	2,637	10.76%	Net Generation	4,819	4,910	1.89%
82.11	84.56	2.98%	Plant Availability (%)	82.11	84.56	2.98%
50.49	55.92	10.75%	Net Capacity Factor (%)	51.40	52.40	1.95%

Note: The data does not include GENEVAPCA

Installed Capacity (MW)	
Arrecifes	120
Ampliación Tacoa	1,410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Installed Capacity	**2,616**

TRANSMISSION & DISTRIBUTION

During the second quarter, EDC's transmission system delivered 3,186 GWh to the distribution system, up 2.94% with respect to the same period in 2005.

The maximum demand of gross power during the quarter was 2,066 MW (the highest to date), up 2.58% as compared to 2005.

230kV	69kV	30kV	Total	Voltage Levels	12.47kV	8.3kV	4.8kV	Total
364	900	167	1,431	Overhead lines (km)	5,385	179	350	5,914
24	564	334	922	Underground lines (km)	1,511	62	1,068	2,641
388	**1,464**	**501**	**2,353**	**Total**	**6,896**	**241**	**1,418**	**8,555**
7	14	8	29	Substations (#)	46	9	49	104
3,340	4,563	982	8,884	Installed Capacity (MVA)	4,356	110	1,289	5,755
				Circuits (#)	494	30	455	979
				Meters (thousands)				1,141

Management Indicators

At the end of the first half of 2006, the SAIDI indicator was 5.38 hours. This indicator has stayed within the expected limits for the season. As of June of this year, the SAIDI was up 4.74% in comparison with the previous month.

The SAIFI indicator increased 3.5 times and stood 2.21% below its level in the previous month.

The improvement seen in these quality indicators is the result of (1) a timely response to contingencies; (2) the implementation of an inspection program throughout the electrical distribution grid to detect critical situations where maintenance is the first priority; and (3) the execution of investment projects to upgrade the system up to design conditions. All of the above has led to a significant drop in the number of service claims and unforeseen interruptions.


SAIDI (*) N° of hours
4.96 5.12 5.61 5.85 5.98 6.10 6.22 6.34 5.68 5.66 5.57 5.64 5.38
Jun Jul Aug Sept Oct Nov Dec Jan Feb Mar Apr May Jun
2005
2006

(*) includes CALEY


SAIFI (*) N° of times
3.36 3.37 3.46 3.50 3.53 3.52 3.58 3.59 3.52 3.50 3.53 3.58 3.50
Jun Jul Aug Sept Oct Nov Dec Jan Feb Mar Apr May Jun
2005
2006

(*) includes CALEY

RETAIL
By the end of the quarter, our Customer Care Network included 56 Authorized Agents, 1 Point of Payment, 14 Commercial Offices, and 400 banks.

Below are some of the most significant achievements in our efforts to improve customer satisfaction indices:

- Customer satisfaction regarding payments and inquiries in commercial offices stood at 80%.

- The first 5 "EDC-Plata" (EDC-Silver) centers were opened in the San Bernardino, Catia, Buena Vista, El Valle and El Junquito commercial offices.

- As of June 30th of this year, 193,690 customers had become members of the SMS text messaging service. Together with other initiatives, this program has expedited collections before the expiration date for a total of Bs.8.22 million.

- The customer satisfaction level for the Company's Contact Center stood at 92.33% (much higher than the target of 85%).

- The Company implemented the SIGRED method to maintain and improve reading routes. This has led to a 3.92% upgrade in the routes and the removal of 119 cases of meters with consecutive estimated readings. As a result of this program, 42,361 kWh were added to the *monthly billing of the commercial cycle.*

Management Indicators

By the end of the second quarter, the Company had billed 1,060,218 active customers (89.23% in the residential category; 9.48% in the commercial category and 1.29% in the industrial and public sector categories). Sales of energy for the quarter in the area served by EDC stood at 2,852 GWh, up 7.34% with respect to the same period in 2005. This increase in sales of energy resulted from (1) a 4.02% increase in demand in the area served by EDC by the end of the quarter; (2) the 9.62% growth of the Company's customer base with respect to the same period in 2005; and (3) the implementation of the "Revenue Increase Plan", which is aimed at reducing energy losses.

Billed active customers	2Q 05	2Q 06	Var.
Residential	861,027	945,995	9.87%
Industrial	5,031	5,751	14.31%
Commercial	93,816	100,490	7.11%
Public Sector	7,300	7,982	9.34%
Total	**967,174**	**1,060,218**	**9.62%**

2Q 05	2Q06	Var.	Consumption (GWh)	1H 05	1H 06	Var.
915	1,022	11.69%	Residential	1,757	1,948	10.87%
518	516	(0.39%)	Industrial	967	975	0.83%
986	1,037	5.17%	Commercial	1,842	1,974	7.17%
238	277	16.39%	Public Sector	448	534	19.20%
2,657	**2,852**	**7.34%**	**Total in Served Area**	**5,014**	**5,431**	**8.32%**
0	0		S.I.N.	1	0	
2,657	**2,852**	**7.34%**	**Total in Served Area + S.I.N.**	**5,015**	**5,431**	**8.30%**

Note: Does not include GENEVAPCA


Effectiveness of Collections
0.98
0.94
1.05
1.12
0.98
J-05
S-05
D-05
M-06
J-06


Rotation Accts. Receivable
(Months)
1.98
2.16
2.05
2.18
2.17
J-05
S-05
D-05
M-06
J-06

Effectiveness of Collections

As of June 2006, effectiveness of collections stood at 98.30% (100.01% for private sector accounts and 88.16% for public sector accounts). Outstanding private sector debts were notified via telephone and were settled out of court. In addition, many large clients are now charged directly to their bank accounts, with an 18% improvement in billing through this payment modality. Accounts receivable rotation stood at 2.17 months in the second quarter of this year vs. 1.98 months in the second quarter of 2005. This rise was due to the slow approval process of the resources used by the some public sector clients to pay their debts and to the special suspensions campaign started in May for SMSEs and residential clients with debts over 120 days old.

SAFETY

During the first 6 months of the year, there were 8 accidents with lost time among EDC personnel and 18 accidents involving contractors.

The target number of hours of training (20,010 hours) for the first half of the year was surpassed, with EDC workers receiving 28,374 hours of training, while contractors received 19,748 hours of training.

On May 25th, all AES Corporation companies celebrated World Safety Day. In Venezuela, EDC centers carried out special activities with the overwhelming participation of in-house employees and contractors.

On May 15-19 of this year, a safety audit was carried out in the Vargas, Guarenas-Guatire, Los Teques and San Felipe distribution areas of EDC. The audit team in charge was made up of personnel from ELETROPAULO, EDELAP and El SALVADOR. The OAM and Genevapca generation plants were also subject to safety audits carried out by teams from AES Brazil and Panama during the last week of June.


Number of Accidents
2Q05
6
5
3Q05
6
4
4Q05
3
5
1Q06
9
3
2Q06
18
8
Employees
Contractors

COST REDUCTION PROGRAMS

Major maintenance was completed in the Boyaca 230 kV Substation in June of this year. This substation is critical for the supply of energy to the country's capital (11% of the total load). A strategic alliance entered into with the manufacturer guarantees the supply of spare parts for an additional 30 years. Also, members of our personnel were certified in maintenance work for this type of substations.

In the first half of 2006, 1,429 pieces of equipment were revamped. With this program, the Company saved over Bs.3,994 million from not having to buy new equipment. An additional amount of Bs.100 million was saved by recovering treated oil from transformers and connection boxes.

ENERGY LOSSES RECOVERY

In June 2006, energy losses (12 months) stood at 16.17%, with an 98 bps decrease in the previous 3 months (the March indicator had reached 17.15%). Losses of energy have been going down steadily for the past 3 months and have now reached a level similar to the first quarter of 2001. Of these losses, 8.82% correspond to non-technical losses, which were down 0.82% for the period.


Energy Losses (%)
17.86
18.02
17.72
17.15
16.17
J-05
S-05
D-05
M-05
J-06

The Company's "Revenue Increase Plan" for 2006 aims at reducing and controlling costs by (1) transforming consumers into customers; (2) detecting frauds and robberies, as well as recovering non billed energy; (3) continuously and systematically following up the commercial cycle; (4) collecting data and improving commercial processes connected to energy recording/billing; and (5) implementing energy balances by feeders.

Through the implementation of the aforementioned plans, the following results were obtained in the second quarter:

- 16,190 consumers were turned into customers (a 1.55% increase as compared to the customer base in March)
- 1.89% net growth in the number of active customers during the March-June period (a record high for the Company)
- Record sales of energy totaling 955 GWh in May and 977 GWh in June
- Recovery of 70 GWh of energy that had not been billed as a result of frauds
- An additional 66 GWh in sales as a result of the influx of new and normalized customers
- 86,073 meters with expired certification were substituted
- 14,480 meter modules were enclosed as part of the Company's prevention and control measures
- Energy balances were implemented in 562 circuits (64% of the system)

AFFILIATES

GENEVAPCA

At the end of the second quarter of 2006, in addition to meeting its commitments with PDVSA, GENEVAPCA continued to help mitigate the shortage of electric energy in the Paraguana Peninsula by contributing 180 GWh to CADAFE (approximately 51% of the requirements for the region). Genevapca thus continues to help meet the needs of the Venezuelan Electrical System through the National Interconnected System (SIN in Spanish).

In the second quarter of the year, sales of electrical energy of this affiliate totaled 371 GWh, while sales of steam stood at 288,286 MT (723 GWh and 553,934 MT as of June 30). No accidents with lost time have been reported since November 1999. At the end of the second quarter of 2006, GENEVAPCA has accrued 600,677 man-hours of work without any incapacitating accidents.


Energy Exports to the Venezuelan Electrical System (GWh)
184
213
132
147
180
2Q 05
3Q 05
4Q 05
1Q 06
2Q 06

ADMINISTRADORA SERDECO

This affiliate's operating income for the quarter stood at Bs.5.4 billion, down 11% with respect to the same period in the previous year. This variation is due to the expiration of the EDC-PDVSA GAS commercial alliance and to the negative impact of the lag in garbage collection rate increases.

In addition, the affiliate's operating expenses totaled Bs.3.9 billion, an 8% drop as compared to the same period in the previous year. These variations are mainly the result of the rationalization of the use of budgeted resources for 2006.

COMMOVIL

The company's operating income for the first half of the year stood at Bs.1.86 billion, up 1% with respect to the same period in the previous year. This variation is mainly the result of occasional inventory sales (similar to the ones made in 2005). EBITDA stood at Bs.1.10 billion for the first half of the year, with an EBITDA margin of 59.19%, up 852 bps with respect to the same period in 2005.

At present, Conmovil has a portfolio of 145 clients, who use the services of voice trunking in the main cities of the country. The company also offers other services, namely sales, rental and repair of equipment. The availability of voice transmission service stood at close to 99.80%.

AES NETWORK

At the end of the first half of 2006, AES Network had 41 clients, mainly domestic and foreign telecommunications operators, corporate businesses and Internet Service Providers (ISPs). Operating revenues stood at Bs. 5.03 billion for the first half of the year (EBITDA margin 82.74%). As part of its initiatives for 2006, it is exploring the feasibility to establish BPL technology. To date, internal tests have been carried out and the development phase for a commercial test (scheduled for the end of the year) has been initiated.

AES Network is the only company that provides telecom carrier services in the Caracas Metropolitan area through fiber optics and is the first company in Venezuela to provide Ethernet connections supported by Service Level Agreements (SLAs). Its services are available 24 hours a day, 365 days a year, in the Caracas Metropolitan Area.

PHOENIX INTERNACIONAL, C.A.

This company provides services to the Venezuelan oil industry and operates under stringent reliability and quality standards in order to fully meet the needs of its clients. Since its founding 20 years ago, Phoenix International has been accruing ample expertise in the Venezuelan market, always employing highly-qualified personnel and using efficient, innovative technologies and procedures.

STOCK MARKET

EDC SHARE PRICE

EDC shares closed at Bs.500/share at the end of the second quarter of this year, rising 51.06% with respect to the closing price in the same period of 2005 (Bs.331). It must be pointed out that the *Bolsa de Valores de Caracas* Index (IBC) gained ground during the first half of the year, reaching 30,747.27 points, up 10,352.44 points (50.76%). During the same period, the price of the EDC share increased 56.25%.

MARKET CAPITALIZATION

As of June 30 of this year, the market capitalization had risen to US$730.87 MM, up 51.06% as compared to its level in June 2005. This improvement is the result of the rise of the share price throughout the semester and the stability of the official Bs./US$ exchange rate.

EDC STOCK LISTED IN LATIBEX.

After the traditional ringing of the bell signaling the start of operations for the day (July 13, 2006), EDC stock began to be traded (under the ADS modality) in LATIBEX, the international stock exchange where Latin American shares can be traded in euros. This market is regulated by the Securities Law of Spain currently in force and is promoted by the Madrid Stock Exchange. At present, 34 corporations from 9 Latin American countries list their shares in this market, with EDC as the pioneer among Venezuelan companies. By listing its stock in LATIBEX, EDC has added over 583 million euros in market capitalization. LATIBEX represents an excellent opportunity for investors to diversify their investments in Latin America by bolstering confidence in the economies of our countries, specifically in Venezuela.

Banco Santander will act as the liaison entity and specialist in the securities traded in LATIBEX under the XEDC code. The closing price of the EDC stock on the first day of trading was €7,95, up 2.19 % from its initial price of €7,78.

PUBLIC OFFERING OF SHARES

EDC's strategic plan for 2006 includes the democratization of its capital. In this regard, the Company implemented a public offering of shares from June 29 to July 14, 2006. The program was led by ECONOINVEST, Casa de Bolsa C.A., and surpassed 4.4 times the expectations of the issue authorized by the *Comisión Nacional de Valores* (80,781,982 common nominative shares). After the application period was over, the price per share was set at Bs.503.43 on the basis of the average closing price of the stock during the 45 days preceding the last day of the offering.

In view of the success reached by this offering, the *Comisión Nacional de Valores* authorized a second issue of EDC shares, for a total of 62,854,655 common nominative shares. This provided many other investors with the opportunity to become shareholders of the Company. The price per share in this issue was the same as in the previous program (Bs.503.43). The total number of shares placed during both periods was 143,636,637.

SHARE PURCHASE PLAN FOR EDC EMPLOYEES

In addition to the aforementioned share issues, EDC implemented a share purchase program for its employees called *"Yo soy accionista"* ("I'm a Shareholder) between July 27 and August 02 of this year. The conditions to take part in the plan were 1) each worker cannot purchase more than 2,500 shares; 2) with 20% down; and 3) the remaining 80% (financed by the Company) to be repaid in five years.


EDC Share Price
(Bs. / Price)
331
305
320
604.45
540(x)
500
2Q 05
3Q 05
4Q 05
1Q 06
2Q 06
(x) As of July 31, 2006


Market Capitalization
(Millions of US$)
483.83
445.83
467.76
883.55
730.87
2Q 05
3Q 05
4Q 05
1Q 06
2Q 06

Market Performance - LATIBEX
07/13/2006 - 08/02/2006

Closing Price	€ 7,86
Max. Price	€ 8,00
Min. Price	€ 7,75
Trading Volume	88.280 ADSs
Traded Amount	€ 697.281

MESAS ELECTRICAS

EDC continues to implement its "Mesas Eléctricas" or Electrical Boards, which are organized participation mechanisms that lead to higher standards of living in the Caracas communities. These boards are designed to seek, in cooperation with the communities, solutions to electrical service issues in the lower income areas of Caracas.

During the first half of this year, 132 Electrical Boards were installed. At the same time, technical surveys and cost estimates of the projects were made, so that the communities could submit their preliminary plans to the authorities in order to raise funds for their constructions projects.

PROGRAMA "DONA TU VUELTO"

The "Donate your Change" program is designed to collect, if the client agrees, the change remaining after the electricity bill and other services have been paid. With the "Dividendo Voluntario para la Comunidad" (DVC) as sponsor, the funds that are collected are allocated to "Fe y Alegria" projects in Venezuela. During the first semester of 2006, the program collected Bs. 71.8 million.

ELECTRObus

In this quarter, the Electrobus visited schools, community centers and companies with the objective of offering lectures on the efficient use of energy. Among the different visits, it is worth to notice " Expo Juvenalia", event that lasted one week, and where the Electrobus greeted 3,000 people. Also, the Electrobus participated in government sponsored envents such as: "Expo-Ejercito".

This program is another way to enhance Company image by highlighting its social investments and providing information on power consumption, electrical service and the efficient use of energy. By the end of the quarter, the Electrobus had made 11 visits.

"ARBOLEDA" PROJECT

GENEVAPCA, together with regional government organizations, continued to implement programs to plant native species of trees across the Paraguana Peninsula. A total of 8,528 trees of various species were planted in the second quarter of the year (slightly over 4 times the amount planted in the first quarter), surpassing the target for the year as a whole. During the first half of this year, a total of 10,500 trees were planted.

A message on prevention and safety was carried to 1,033 schoolchildren across the Peninsula (approximately 85.09% of the target number for 2006) through the "Learn About Safety with Us" Program.

"VAMOS CON VARGAS"

During the six months of the year, EDC has implemented the following social investment activities in the State of Vargas:

- *Education & Jobs.* 30 students are attending the Cableman-Lineman course. To date, 25 young adults have graduated from the program.

- *Reforestation.* 1,030 trees have been delivered to the Vargas Town Hall and another 510 will be delivered soon.

- *Safety.* 21 kilometers of street lights have been installed, with a total investment of Bs.252 million.

- *Safe, Reliable Service.* 6,739 new customers have been added to the EDC portfolio.

- *Investment in Electrical Grids.* Bs.1.5 billion have been invested in the Picure (B1), Carayaca (A3 y B1), and Tacagua (B2) circuits. To date, 85% of the work has been executed.

VOLUNTARY CONTRIBUTION THROUGH PAYROLL PROGRAM

One of the social responsibility initiatives of the company is to support the Voluntary Contribution to the Community (DVC). The program seeks to attract the direct participation of workers who, together with the company, support charitable initiatives. In the first half of the year, the contributions amounted to Bs. 58.88 million.

EXONERATIONS

Continuing with our programs of social responsibility, for the first semester of the 2006, 230 clients of the Electricity of Caracas received the benefit of the total or partial exoneration of the service of electric power (representing a total of Bs. 600 million); which is a way to support non-profit institutions in the areas of health, education, religion, sports and recreation.

PATRULLEROS ELECTRICOS

"Patrulleros Eléctricos" or Electric Patrolmen is a program intended to create awareness on safety issues among schoolchildren by teaching them about the direct and indirect benefits derived from an electrical accident-prevention culture. As of june 30th, a total of 308 youngsters graduated as "Electric Patrolmen" for a total of 2,520 since the begining of this initiative.

DEVELOPING COMMUNITY LEADERS

With this program, EDC contributes to developing the potential of community leaders by providing them with basic negotiation skills, project design & follow up tools, as well as expertise in the identification and management of key social aspects. Thus, leaders are given the tools to handle the projects issuing from the "Mesas Eléctricas."

FINANCIAL GUIDANCE

EDC updated its guidance for 2006, based upon its expectations with regards to the recovery of energy losses. This guidance does not include the potential effects of a devaluation nor an increase in tariffs.

FINANCIAL GUIDANCE (expressed in billions of Bolivars)		
Operating Revenues	1,486	1,704
Operating Expenses	769	875
EBITDA	716	828
EBITDA Margin	48.2%	48.6%
Net Income	193	199

The results presented in this report have not been audited and were derived according to the Generally Accepted Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission and under the International Accounting Standards (IAS).

These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in bolivars as stated on June 30, 2006. The Consumer Price Index (1997 base year) for the end of June, 2006, was 554.74 and the average Consumer Price Index from June 2005-June 2006 was 634.50.

As of June, 2006, the exchange rate was 2,150 bolivars per US dollar and the purchasing average exchange rate for the year was 2,144.60 bolivars per US dollar, and the selling average exchange rate for the year was 2,150.00 bolivars per US dollar.

C.A. La Electricidad de Caracas and Subsidiaries (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. The principles of ethics, honesty and transparency have always played a preponderant role in La Electricidad de Caracas (EDC). Accordingly, EDC surpasses all standards and regulations regarding the area of Corporate Governance when it executes actions. These principles stem from a set of shared values that guide the Company in the decision-making process and in the way its employees interact among themselves and with the environment. In this regard, all EDC workers consider safety in all their activities as their first and foremost value; honor their commitments; strive to achieve excellence and have fun at work. EDC shares are transacted in the Caracas Stock Exchange. The Group's American Depositary Receipts (ADRs) are dealt in the U.S. "over-the-counter" market under the symbol "ELDAY" symbol and in Spain's LATIBEX under the "XEDC" symbol.

AES is one of the world's largest global power companies, with 2005 revenues of $11.1 billion. With operations in 26 countries on five continents, AES's generation and distribution facilities have the capacity to serve 100 million people worldwide. Our 14 regulated utilities amassed 2005 annual sales of over 82,000 GWh and our 127 generation facilities have the capacity to generate over 44,000 megawatts. Our global workforce of 30,000 people is committed to operational excellence and meeting the world's growing power needs.

Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com

This report may contain forward-looking statements speculative in nature based on the information, operational plans and forecasts currently available about future trends and facts. As such, they are subject to risks and uncertainties. A wide variety of factors may make future real facts to differ significantly from the issues presented or anticipated in this report, including, among others, changes in general economic, political, government and business conditions. In the event of materializing any of these risks or uncertainties, or if underlying assumptions prove to be mistaken, future real facts may vary significantly. C.A. La Electricidad de Caracas (EDC) is not bound to update or correct the information contained in this report.

C.A. LA ELECTRICIDAD DE CARACAS AND AFFILIATES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of june 30, 2006)

1Q05 Bs	2Q05 Bs	1Q06 Bs	2Q06 Bs		1H05 Bs	1H06 Bs	1H06 MM US$
339,425	358,145	335,714	355,350	Operating Revenues	697,570	691,064	321.43
(187,434)	(181,814)	(195,004)	(158,802)	Operating Expenses	(369,248)	(353,806)	(164.56)
151,991	**176,331**	**140,710**	**196,548**	**EBITDA**	**328,322**	**337,258**	**156.86**
44.78%	**49.23%**	**41.91%**	**55.31%**	**EBITDA MARGIN**	**47.07%**	**48.80%**	**48.80%**
(108,036)	(102,355)	(92,910)	(95,938)	Depreciation	(210,391)	(188,848)	(87.84)
43,956	**73,975**	**47,800**	**100,610**	**EBIT**	**117,931**	**148,410**	**69.03**
12.95%	**20.66%**	**14.24%**	**28.31%**	**EBIT MARGIN**	**16.91%**	**21.48%**	**21.48%**
(36,531)	(1,256)	(761)	3,625	Other Income and (Expenses),Net	(37,787)	2,864	1.33
(76,207)	27,492	7,446	3,371	Integral Cost of Financing	(48,715)	10,817	5.03
(68,782)	**100,211**	**54,484**	**107,607**	**INCOME (LOSS) BEFORE PROVISION FOR TAXES, EQUITY IN NET INCOME OF AFFILIATED COMPANY AND MINORITY INTEREST**	**31,429**	**162,091**	**75.39**
9,363	(35,103)	(8,076)	(31,599)	Provision for Income Tax	(25,740)	(39,675)	(18.45)
(361)	32	(20)	17	Equity in Net Income of Affiliated Company	(329)	(3)	n.m.
(396)	(5)	(256)	(28)	Minority Interest	(401)	(284)	(0.13)
(60,176)	**65,135**	**46,132**	**75,997**	**NET INCOME (LOSS)**	**4,959**	**122,129**	**56.80**
(17.73%)	**18.19%**	**13.74%**	**21.39%**	**NET MARGIN**	**0.71%**	**17.67%**	**17.67%**
(19.05)	20.62	14.68	24.18	NET INCOME (LOSS)PER SHARE	1.57	38.86	0.02
(952)	1,031	734	1,209	NET INCOME (LOSS) PER ADS	78	1,943	0.90
3,159	3,159	3,143	3,143	OUTSTANDING SHARES (millions)	3,159	3,143	3,143

The company's financial results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Exchange Commision (CNV in spanish) and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants.

C.A. LA ELECTRICIDAD DE CARACAS AND AFFILIATES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of June 30, 2006)

	2005 December 31	2006 June 30
ASSETS		
Current Assets	814,940	928,024
Cash and Cash Equivalents	323,752	423,006
Property, Plant and Equipment, net	4,039,998	3,899,703
Investments	13,075	13,075
Long Term Accounts Receivable	32,793	33,868
Deferred Income Tax	18,826	18,826
Others Assets and Deferred Charges	91,596	109,387
Total Assets	**5,011,228**	**5,002,883**
LIABILITIES AND EQUITY		
Current Liabilities	527,571	812,778
Short Term Debt	179,279	190,816
Long Term Debt	725,532	580,258
Others Liabilities	211,262	203,710
Equity	3,546,863	3,406,137
Total Liabilities and Equity	**5,011,228**	**5,002,883**
Current Assets/Current Liabilities	**1.54**	**1.14**
Short Term Debt/Long Term Debt	**0.25**	**0.33**
Equity/Total Assets	**70.78%**	**68.08%**
Financial Debt/Total Capitalization	**20.33%**	**18.46%**

The company's financial results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Exchange Commision (CNV in spanish) and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants.

GLOSSARY OF TERMS

ADR: American Depositary Receipt. Negotiable receipts issued by a U.S. bank to certify the number of foreign company shares that have been deposited, either in that bank or in a correspondent bank. EDC's ADRs are traded in the U.S. over-the-counter market under the symbol "ELDAY".

Availability Factor: Proportion of time during which a unit is in service or available.

BCV: Banco Central de Venezuela. Venezuelan Central Bank.

BPL: Broadband over Power Line. Technology whereby electrical networks can be used for voice and data transmission.

Bps: Basis point. One-hundreth of a percent.

BVC: Bolsa de Valores de Caracas. Caracas Stock Exchange.

CACE: Adjustment charge for fuel and energy. Allows for adjustments in electricity tariffs on the basis of fuel price variations and energy purchases.

CADAFE: Compañía Anónima de Administración y Fomento Eléctrico. Venezuelan state-owned power utility.

CALEY: C.A. Luz Eléctrica del Yaracuy.

Credit Rating: A credit rating is an assessment by a credit rating agency of the creditworthiness of an issuer of financial securities on the basis of a thorough financial analysis of the issuer. It tells investors the likelihood of default, or non-payment, by the issuer of its financial obligations.

EBITDA: Earnings before interest, taxes, depreciation, and amortization.

EBITDA Margin: EBITDA expressed as the percentage of total operating revenues.

EDC: C.A. La Electricidad de Caracas.

EDELCA: Electrificación del Caroní, C.A.

Energy Delivered to the System: The energy delivered from the substation mains to the distribution networks.

Energy Losses: The difference between the energy that goes into the transmission-distribution system and the energy that is sold to customers. Energy losses result from the operation of the electrical system (technical losses) or the improper use (theft, fraud, etc.) of electricity. They are measured as a percentage of total net energy (12 months moving average).

Financial Debt: Short-term debt plus long-term debt.

GENEVAPCA: Generación de Vapor Genevapca, C.A. The EDC affiliate that supplies electrical power and steam to the largest oil refinery complex in the world, which belongs to PDVSA and is located in the Paraguana Peninsula.

Gross Generation: Amount of electric energy produced by generating units (measured at the output of the units).

GWh: Gigawatt-hour. One billion watts-hours.

INE: Instituto Nacional de Estadísticas. National Institute for Statistics

KV: Kilovolt.

KVA: Kilovolt-ampere.

KWh: Kilowatt Hour. Use of electricity at the rate of 1 kilowatt per hour.

Net Capacity Factor: Ratio between the energy that has been generated and the energy that could have been generated under continuous operating conditions.

Net Generation: Gross generation less the electric energy consumed at the generation station --for station use-- and energy losses.

Net Income (Loss) per ADR: Net profit (loss) per share times the number of shares that comprise an ADR (50 common shares of the company).

Net Income (Loss) per share: Net profit (loss) divided by the weighted average of the number of outstanding stock.

n.m.: Not meaningful.

Market Capitalization: Value given to a company in the Stock Market and obtained by multiplying the quote times the number of shares in the shareholders' equity of this company (excluding treasury shares).

Maximum Demand: A measure of peak power demand (includes consumption at generation plants).

MT: Metric ton. One million grams.

MW: Megawatt. A unit used to measure electric power, equivalent to one thousand kilowatts, or one million watts.

OPSIS: Oficina de Operación de Sistemas Interconectados. National Venezuelan Electrical Power Control Center.

SAIDI: Yearly Moving Average of System Interruption Duration. Installed kVA that undergo an unforeseen interruption times the duration of the interruption in minutes divided by total kVA.

SAIFI: Yearly Moving Average of Frequency of Interruptions. Installed kVAs that undergo an unforeseen interruption divided by total kVAs.

S.I.N.: Sistema interconectado Nacional. National Interconnected System.

Total Net Energy: The amount of (generated or exchanged) energy that enters the transmission-distribution system, excluding energy consumed by the generation process.

Total Capitalization: Financial debt / (Financial debt + Equity)


PROCESSING
RECEIVED
AUG 04 2006
WASH. D.C.

TRIMESTRE
2006
Caracas, Venezuela
Agosto 2006

RESULTADOS CONSOLIDADOS CORRESPONDIENTES AL SEGUNDO TRIMESTRE Y PRIMER SEMESTRE DE 2006

DURANTE EL SEGUNDO TRIMESTRE, LA EDC REGISTRÓ GANANCIAS NETAS POR Bs. 76 MILLARDOS Y EBITDA DE Bs. 196,55 MILLARDOS (MARGEN EBITDA 55,31%).

C. A. LA ELECTRICIDAD DE CARACAS

Personas Contacto:
Scarlett Alvarez U.
VP Relaciones Corporativas y con Inversionistas
Juan José Azpurua E.
Director de Relaciones con Inversionistas
(58) (212) 502.20.50 / (58) (212) 502.18.93
edcinversionistas@aes.com / www.laedc.com.ve

HECHOS RELEVANTES

- Ingresos de operación: Bs. 355,35 millardos. Gastos de operación (sin depreciación): Bs. 158,80 millardos (valores del 2° trimestre de 2006).
- Al 30 de junio de 2006, la deuda total se situó en US$ 359 millones, con una vida promedio de 6,31 años.
- En el trimestre se redujeron las pérdidas de energía en 98 bps.
- EDC primera empresa venezolana en listar sus títulos --bajo la modalidad de ADS-- en el mercado internacional de valores latinoamericanos en euros (LATIBEX).
- Durante el mes de julio, EDC llevó a cabo dos ofertas públicas de acciones.
- La EDC instrumentó un programa para que sus trabajadores activos adquieran acciones de la empresa.
- Fitch Venezuela asigna la calificación de riesgo nacional "A1" a la emisión de papeles comerciales PC-2006-A.

CONTENIDO

RESUMEN DE ESTADÍSTICOS		1S 05	1S 06
Ingresos de operación	MM Bs.	697.570	691.064
Gastos de operación (sin depreciación)	MM Bs.	(369.248)	(353.806)
EBITDA	MM Bs.	328.322	337.258
Margen EBITDA	%	47,07	48,80
Utilidad neta	MM Bs.	4.959	122.129
Precio de la acción al cierre (1)	Bs./acción	331	500
Capitalización de mercado	US$ millones	483,83	730,87
Capacidad instalada de generación (2)	MW	2.316	2.316
Generación neta (2)	GWh	4.819	4.910
Disponibilidad de planta (2)(3)	%	82,11	84,56
Factor de capacidad neta (2)	%	51,40	52,40
Líneas aéreas	Km	7.248	7.345
Cables subterráneos	Km	3.510	3.563
Subestaciones	#	133	133
Capacidad instalada de distribución	MVA	14.410	14.639
Medidores	miles	1.103	1.141
Clientes activos facturados	#	967.174	1.060.218
Energía vendida (2)	GWh	5.015	5.431
Energía vendida por empleado	GWh/empleado	1,91	2,05
Clientes por empleado	Cliente/empleado	368	400
Empleados (4)	#	2.625	2.652

(1) BVC / (2) No incluye GENEVAPCA / (3) Promedio móvil 12 meses
(4) Grupo Regulado (EDC + CALEY)

FACTORES EXTERNOS (*)

- La inflación acumulada al cierre del semestre se ubicó en 5,53%, disminuyendo 243 bps en relación al mismo período del 2005.
- La tasa activa promedio correspondiente al mes de junio de 2006 fue 14,69% (166 bps menos que la registrada en el mismo mes del año pasado).
- El Índice de Precios al Mayor creció 5,13% durante el trimestre. El crecimiento acumulado a junio fue 8,51%.
- La tasa de desocupación, para el cierre del semestre, se ubicó en 9,68%.
- El consumo de energía eléctrica --a nivel nacional-- registró un alza de 5,78% al cierre del semestre.

(*) Fuente: BCV, INE y OPSIS.

RESULTADOS FINANCIEROS

Estado de Resultados (Millones de Bs.)							
Comparación trimestral:					Comparación semestral:		
1T 05	**2T 05**	**1T 06**	**2T 06**		**1S 05**	**1S 06**	**Var.**
339.425	358.145	335.714	355.350	Ingresos de Operación	697.570	691.064	(0,93)
(187.434)	(181.814)	(195.004)	(158.802)	Gastos de Operación	(369.248)	(353.806)	(4,18)
151.991	**176.331**	**140.710**	**196.548**	**EBITDA**	**328.322**	**337.258**	**2,72**
44,78%	**49,23%**	**41,91%**	**55,31%**	**MARGEN EBITDA**	**47,07%**	**48,80%**	**173 bps**
(60.176)	**65.135**	**46.132**	**75.997**	**Utilidad (Pérdida) Neta**	**4.959**	**122.129**	**n.a.**

INGRESOS DE OPERACIÓN

Durante el segundo trimestre de 2006, los ingresos de operación totalizaron Bs. 355,35 millardos (cifra relativamente estable cuando se compara con el mismo período del año 2005). Esto obedece al rezago tarifario en relación a la inflación acumulada del período y a la disminución de 2,17% en el aporte efectuado por la filial GENEVAPCA a CADAFE a través del S.I.N. Esta caída en los ingresos se compensa parcialmente con (1) el incremento de 7,34% en la venta de energía para la zona servida y (2) el crecimiento de nuestra cartera de clientes en 9,62% (producto --en parte-- de la transformación de 16.190 consumidores en clientes).

Para el primer semestre de 2006, los ingresos de operación se situaron en Bs. 691,06 millardos (ligeramente inferior a la cantidad registrada en el mismo semestre del año anterior). El rezago tarifario incide notablemente en la baja observada durante el período, la cual fue atenuada por el incremento de 8,29% en la venta de energía que presentó la zona servida, que incluye la recuperación de 85 GWh adicionales --en comparación con el mismo período de 2005-- resultante de la aplicación del "Plan de Aumento de Ingresos 2006" que lleva a cabo la gerencia para disminuir las pérdidas de energía.


Ingresos de Operación
(Millones de Bs.)
697.570
691.064
358.145
355.350
2T 05
2T 06
1S 05
1S 06
Gastos de Operación
(Millones de Bs.)
369.248
353.806
181.814
158.802
2T 05
2T 06
1S 05
1S 06
EBITDA
(Millones de Bs.)
328.322
337.258
196.548
176.331
2T 05
2T 06
1S 05
1S 06
Margen EBITDA
49,23%
55,31%
47,07%
48,80%
2T 05
2T 06
1S 05
1S 06

GASTOS DE OPERACIÓN

Los gastos de operación (sin depreciación) para este trimestre totalizaron Bs. 158,80 millardos, disminuyendo en 12,66% con respecto al mismo trimestre del año anterior, producto de la disminución en las tasas de impuesto al valor agregado y patente municipal, así como también, a la disminución del 18,05% --con respecto a las tarifas vigentes aplicadas en el 2005-- en el precio del gas metano utilizado en plantas generadoras.

En el primer semestre de 2006, el gasto disminuyó en Bs. 15,44 millardos (4,18%) comparado con el primer semestre de 2005. Este decremento es el resultado de la continuidad en la estrategia de mantener el programa de racionalización de costos ejemplificada por la disminución del consumo de fuel oil #6 (cuyos costos asociados son más elevados que los del gas natural). Esta caída en el gasto mitigó la incidencia del aumento salarial acordado en la "Convención Colectiva 2004-2006".

EBITDA

Al cierre del segundo trimestre, el EBITDA ascendió a Bs. 196,55 millardos (un aumento de 11,47% con respecto al mismo período del año 2005). El EBITDA representa 9,89 veces los intereses y gastos financieros. El Margen EBITDA aumentó 608 puntos básicos (a 55,31%) en comparación con el obtenido en el mismo período del año pasado.

El EBITDA y margen EBITDA para el primer semestre de 2006, alcanzaron Bs. 337,26 millardos y 48,80%, respectivamente.

BENEFICIO (COSTO) INTEGRAL DE FINANCIAMIENTO

Durante el primer semestre se obtuvo un beneficio integral de financiamiento de Bs. 10,82 millardos en contraposición al registro de un costo integral de financiamiento por Bs. 48,72 millardos en el primer semestre del año anterior. Esto obedeció a: (1) un menor nivel de endeudamiento (producto del pago anticipado y amortización de préstamos externos y locales, llevados a cabo por la empresa en el 2005 y en este semestre) y (2) la aplicación de una tasa promedio activa local, más baja, a la deuda denominada en bolívares (que permitió que los intereses y gastos financieros disminuyeran en 48,16%).

También contribuye la estabilidad del tipo de cambio oficial (Bs./US$). La baja del 35,26% en el resultado monetario obedece a una inflación menor --en 243 bps-- con respecto a la ocurrida en el primer semestre del año 2005.

Beneficio (Costo) Integral de Financiamiento	1S 05	1S 06	Var.
(Millones de Bs.)			
Intereses y gastos financieros	(106.307)	(55.112)	(48,16)
Intereses ganados	27.094	18.048	(33,39)
Diferencia en cambio, neta	(33.104)	6.705	n.m.
Resultado monetario del ejercicio	63.602	41.176	(35,26)
	(48.715)	**10.817**	**n.m.**

UTILIDAD NETA

En el segundo trimestre se registró una utilidad neta de Bs. 76 millardos, cifra superior en 16,67% a la obtenida en el mismo trimestre del año 2005 (Bs. 65,14 millardos). Este comportamiento es atribuible --en parte-- a la continuidad en la estrategia de la gerencia de la empresa de mantener su programa de racionalización de costos y a la disminución del gasto de depreciación en Bs. 6,42 millardos (6,27%) producto de una inflación menor --en 33 bps-- que impacta en menor grado el valor de los activos fijos.

Durante el semestre, la compañía reportó una utilidad neta de Bs. 122,13 millardos en comparación con la obtenida en primer semestre de 2005 (Bs. 4,96 millardos) gracias a (1) la disminución del gasto de depreciación en Bs. 21,54 millardos y (2) la obtención de un beneficio integral de financiamiento de Bs. 10,82 millardos (en contraposición al costo integral de financiamiento por Bs. 48,72 millardos registrado en el primer semestre de 2005).

DEUDA FINANCIERA

La Deuda Financiera al cierre del trimestre totalizó US$ 359 millones, reflejando una disminución de US$ 183 millones (33,76%) con respecto al segundo trimestre del año 2005. Esta variación se debe a: (1) cancelación de préstamos a la banca local por US$ 168 millones, principalmente los créditos sindicados por US$ 87 millones, así como también los papeles comerciales por US$ 13 millones y obligaciones quirografarias por US$ 8 millones y (2) pago de préstamos en dólares con bilaterales y bancos comerciales por US$ 15 millones.

La Vida Promedio de la deuda se situó en 6,31 años reflejando un aumento de 1,23 años en relación al segundo trimestre del año 2005. Esta mejora es el resultado de la cancelación de los préstamos locales de menor plazo.

El costo promedio ponderado de la deuda, para la primera mitad del año, fue de 9,29% en moneda extranjera y de 12,49% en moneda local. El costo promedio ponderado de la deuda total fue de 9,87%. La reducción en el costo de la deuda total se debe a la cancelación de préstamos en moneda local.

El apalancamiento financiero al 30 de junio de 2006 (Deuda/Patrimonio) se situó en 22,64%.

El 27 de junio de 2006, el directorio de la CAF aprobó los términos de la garantía parcial a los bonos que EDC pretende emitir en la segunda mitad del 2006. Asimismo, la CNV autorizó a la empresa un programa de papeles comerciales que consta de 2 emisiones por Bs. 50 y 100 millardos.

CALIFICACIÓN CREDITICIA

Con fecha 10 de julio de 2006, FITCH Venezuela asigna la calificación de riesgo nacional para la emisión de Papeles Comerciales PC-2006-A hasta por un monto de 50 millardos de bolívares o su equivalente en dólares. En el caso de las series denominadas en bolívares, la calificación asignada se ubica en la categoría A subcategoría A1, mientras que en el caso de las series denominadas en dólares la calificación se ubica en la categoría C subcategoría C1.



Utilidad Neta
(Millones de Bs.)
65.135
75.997
4.959
122.129
2T 05
2T 06
1S 05
1S 06



Deuda Financiera
(Millones de US$)
2T 05 542
3T 05 418
4T 05 399
1T 06 395
2T 06 359



Vida promedio
(Años)
5,08
6,17
6,25
6,03
6,31
2T 05 3T 05 4T 05 1T 06 2T 06



Composición de la Deuda
US$ Bs.
2T 05 62% 38%
2T 06 89% 11%
Fija Variable
2T 05 56% 44%
2T 06 89% 11%
Largo Corto
2T 05 70% 30%
2T 06 75% 25%

Calificación Crediticia de EDC

Fitch Ratings	**Deuda:**	
	Extranjera	BB-
	Local	BB-
	Obligaciones:	
	Largo Plazo	AA+(Ven)
	Corto Plazo	F1+(Ven)
Standard and Poor's	**Deuda:**	B

RÉGIMEN TARIFARIO

La tarifa promedio del semestre se situó en Bs. 108,14 / kWh para la EDC y Bs. 83,28 por kWh, para CALEY.

Bs. / kWh

Tipo de Servicio	EDC	CALEY
Residencial	112,44	81,66
General	115,23	80,86
Industrial	86,66	83,36
A.P.	140,75	108,68
Sector Oficial	98,85	83,10
Promedio*	**108,14**	**83,28**

* Se incluyen los costos por patente y CACE

GENERACIÓN

La energía neta generada durante el segundo trimestre del año 2006 fue de 2.637 GWh aumentando en 10,76% en comparación con el año 2005. Esta variación se debe fundamentalmente al incremento de los requerimientos de generación en la zona servida. El total de energía hidroeléctrica comprada al cierre del trimestre totalizó 651,17 GWh (no incluye CALEY).

2T 05	2T 06	Var.	(Expresado en GWh)	1S 05	1S 06	Var.
2.464	2.722	10,47%	Generación Bruta	4.970	5.069	1,99%
910	744	(18,24%)	Energía Comprada (incluye CALEY)	1.452	1.626	12,01%
(717)	(614)	(14,37%)	Consumo Interno y Pérdidas	(1.407)	(1.265)	(10,11%)
2.657	**2.852**	**7,34%**	**Total Energía Vendida**	**5.015**	**5.431**	**8,29%**
2.381	2.637	10,76%	Generación Neta	4.819	4.910	1,89%
82,11	84,56	2,98%	Disponibilidad Planta (%)	82,11	84,56	2,98%
50,49	55,92	10,75%	Factor de Capacidad Neta (%)	51,40	52,40	1,95%

Nota: Estos datos no incluyen GENEVAPCA

Capacidad Instalada (MW)	
Arrecifes	120
Ampliación Tacoa	1.410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Capacidad Instalada	**2.616**

TRANSMISIÓN Y DISTRIBUCIÓN

La energía entregada por el sistema de transmisión al sistema de distribución, durante el segundo trimestre, fue de 3.186 GWh, alcanzando un crecimiento del 2,94% con respecto al mismo periodo del año anterior.

Por otra parte, la demanda máxima de potencia bruta durante el trimestre, fue de 2.066 MW, siendo este el valor más alto alcanzado durante el año y un nuevo máximo histórico, logrando un crecimiento con respecto al mismo periodo del 2005 de 2,58%.

230kV	69kV	30kV	Total	Niveles de Tensión	12,47kV	8,3kV	4,8kV	Total
364	900	167	1.431	Líneas aéreas (km)	5.385	179	350	5.914
24	564	334	922	Cables subterráneos (km)	1.511	62	1.068	2.641
388	**1.464**	**501**	**2.353**	**Total**	**6.896**	**241**	**1.418**	**8.555**
7	14	8	29	Subestaciones (#)	46	9	49	104
3.340	4.563	982	8.884	Capacidad Instalada (MVA)	4.356	110	1.289	5.755
				Circuitos (#)	494	30	455	979
				Medidores (miles)				1.141

Indicadores de gestión

El SAIDI totalizó 5,38 horas en el primer semestre del año. Este indicador se mantiene dentro de los valores esperados de acuerdo a la estacionalidad anual. El valor para el mes de junio muestra una mejora de 4,74% respecto del mes anterior.

El SAIFI ascendió a 3,5 veces. Se encuentra 2,21% por debajo del valor correspondiente al mes anterior.

La mejora de los indicadores de calidad se debe a: (1) la respuesta oportuna ante situaciones de contingencia, (2) la ejecución del programa de inspección de circuitos en la red de distribución eléctrica --que permite detectar situaciones criticas para direccionar los planes de mantenimiento Integral de la Red en estos sectores-- y (3) la ejecución de los proyectos de inversión para llevar el sistema a las condiciones de diseño. Esto se traduce en una disminución en la cantidad de reclamos de servicios recibidos e interrupciones imprevistas.


SAIDI (*)
Nº de horas
4,96
5,12
5,61
5,85
5,98
6,10
6,22
6,34
5,68
5,66
5,57
5,64
5,38
Jun
Jul
Ago
Sep
Oct
Nov
Dic
Ene
Feb
Mar
Abr
May
Jun
2005
2006

(*) incluye CALEY


SAIFI (*)
Nº de veces
3,36
3,37
3,46
3,50
3,53
3,52
3,58
3,59
3,52
3,50
3,53
3,58
3,50
Jun
Jul
Ago
Sep
Oct
Nov
Dic
Ene
Feb
Mar
Abr
May
Jun
2005
2006

(*) incluye CALEY

COMERCIALIZACIÓN

Al finalizar el trimestre, nuestra Red de Atención está conformada por 56 agentes autorizados, 1 punto de pago, 14 oficinas comerciales y 400 agencias bancarias. A continuación se describen los avances más significativos, realizados durante el trimestre, para mejorar la satisfacción al cliente:

- Nivel de servicio para atención de pagos y requerimientos en oficinas comerciales del área metropolitana de 80%.
- Se abrieron los primeros 5 centros EDC-Plata en las oficinas comerciales de San Bernardino, Catia, Buena Vista, El Valle y El Junquito.
- Para el 30 junio se han afiliado un total de 193.690 clientes al servicio de mensajería de texto SMS (esto y otras iniciativas han permitido adelantar un total de 8,22 MM Bs. de la cobranza antes de la fecha de vencimiento).
- El nivel de servicio del Centro de Contacto es de 92.33% (por encima de la meta de 85%).
- Establecimiento de método para mantenimiento y mejora de las rutas de lectura (SIGRED), que ha permitido hasta el mes de junio 2006 aumentar la efectividad de las rutas en 3,92% y la eliminación de 119 casos de medidores que presentaban estimaciones consecutivas. Producto de estas correcciones se incorporaron a la facturación mensual 42.361 KWH por el consumo de energía de suministros cuya situación fue regularizada en el ciclo comercial.

Indicadores de gestión

Los clientes activos facturados al cierre del segundo trimestre totalizaron 1.060.218; de los cuales 89,23% corresponden a clientes residenciales; 9,48% clientes comerciales y 1,29% a clientes industriales y sector público. Durante el trimestre las ventas de energía en el área servida se ubicaron en 2.852 GWh, aumentando en 7,34% con respecto al mismo periodo del año 2005. El incremento de energía vendida se presenta como consecuencia de varios factores: (1) el aumento de la demanda --en la zona servida-- de 4,02% al cierre del trimestre, (2) el crecimiento de nuestra cartera de clientes en un 9,62% con respecto al mismo trimestre del 2005 y (3) la aplicación del programa de reducción de pérdidas (e.g., "Plan de Aumento de Ingresos del 2006").

Clientes activos facturados	2T 05	2T 06	Var.
Residencial	861.027	945.995	9,87%
Industrial	5.031	5.751	14,31%
Comercial	93.816	100.490	7,11%
Sector Público	7.300	7.982	9,34%
Total	**967.174**	**1.060.218**	**9,62%**

2T 05	2T 06	Var.	Consumo en GWh	1S 05	1S 06	Var.
915	1.022	11,69%	Residencial	1.757	1.948	10,87%
518	516	(0,39%)	Industrial	967	975	0,83%
986	1.037	5,17%	Comercial	1.842	1.974	7,17%
238	277	16,39%	Sector Público	448	534	19,20%
2.657	**2.852**	**7,34%**	**Total Área Servida**	**5.014**	**5.431**	**8,32%**
0	0		S.I.N.	1	0	
2.657	**2.852**	**7,34%**	**Total Área Servida + S.I.N.**	**5.015**	**5.431**	**8,30%**

Nota: No incluye GENEVAPCA

Efectividad de la cobranza

Para el mes de junio, la efectividad de la cobranza totalizó 98,30% (100,01% para las cuentas del sector privado y 88,16% para las cuentas del sector público). En el sector privado continuó la notificación de deuda vía telefónica y recuperación de deuda a través de la cobranza extrajudicial. Además, continuó el plan de domiciliación de grandes clientes, alcanzando para el segundo trimestre, el cobro del 18% de la facturación a través de esta modalidad de pago. Por su parte, la rotación de las cuentas por cobrar se situó en 2,17 meses, frente a un valor de 1,98 meses registrado en el segundo trimestre del 2005. Este incremento se debió al retraso en la aprobación de los recursos para el pago de la deuda de algunos clientes del sector público y la aplicación de campañas de suspensiones especiales a clientes PYMIC y residenciales con deuda superior a 120 días a partir del mes de mayo.


Efectividad de la Cobranza
0,98
0,94
1,05
1,12
0,98
J-05
S-05
D-05
M-06
J-06
Rotación Cuentas x Cobrar
(Meses)
1,98
2,16
2,05
2,18
2,17
J-05
S-05
D-05
M-06
J-06

SEGURIDAD

Durante los primeros seis meses del año se han registrado 8 accidentes con pérdida de tiempo del personal EDC y 18 accidentes que involucraron a personal contratista.



Número de Accidentes
2T05
6
5
3T05
6
4
4T05
3
5
1T06
9
3
2T06
18
8
Empleados Contratistas

En el primer semestre se superó la meta en materia de adiestramientos en seguridad del personal EDC, la cual era de 20.010 horas de adiestramiento, dictándose 28.374. En el caso del personal contratista se dictaron 19.748 horas de adiestramiento.

El día 25 de mayo se celebró el Día Mundial de la Seguridad en todas las empresas de la Corporación AES. En Venezuela se desarrollaron actividades en todos los centros de la EDC, contando con la participación masiva de todos nuestros trabajadores y empresas contratistas.

Entre el 15 y 19 de mayo se desarrolló la auditoria de seguridad de EDC en el área de distribución, correspondiente a las regiones Vargas, Guarenas-Guatire, Los Teques y San Felipe. El equipo auditor estuvo conformado por personal de ELETROPAULO, EDELAP y El SALVADOR. En la última semana de junio se desarrollaron las auditorias de seguridad en las plantas de generación O.A.M y Genevapca, con representantes de AES Brasil y Panamá.

PROGRAMAS DE REDUCCIÓN DE COSTOS

Durante el mes de junio culminaron sin contratiempos los trabajos destinados al mantenimiento mayor de la subestación Boyaca 230 kV, siendo ésta una de las piezas claves en el suministro de energía a la región capital (11% de la carga total). La alianza estratégica con el fabricante garantiza el suministro de repuestos por otros 30 años y logró la certificación de nuestro personal en el mantenimiento de este tipo de subestaciones.

En el primer semestre se recuperaron 1.429 equipos, generando un ahorro de Bs. 3.994 MM en compras de equipos. Además, se obtuvo un ahorro de Bs. 100 millones por concepto de recuperación de aceite tratado en transformadores y cajas de conexión.

RECUPERACIÓN DE PÉRDIDAS



Pérdidas de Energía (%)
17,86
18,02
17,72
17,15
16,17
J-05
S-05
D-05
M-06
J-06

Las pérdidas de energía (12 meses) para el mes de junio de 2006 se ubicaron en 16,17%, registrando una baja de 98 bps en los últimos tres meses (el indicador en el mes de marzo se ubicaba en 17,15%). El mes de junio representa el tercer mes consecutivo de descenso de las pérdidas de energía y las mismas se ubican en niveles comparables a los registrados en el primer trimestre del año 2001. Del porcentaje total de pérdidas, 8,82% corresponden a pérdidas no técnicas las cuales registraron una baja de 0,82% en el período.

Continuando con la ejecución del "Plan de Aumento de Ingresos del 2006" se desplegaron actividades orientadas a la reducción y control en las áreas de: (1) transformación de consumidores en clientes, (2) detección y recuperación de energía dejada de facturar por concepto de fraudes y hurtos, (3) seguimiento continuo y sistemático del ciclo comercial, (4) levantamiento y mejora de procesos comerciales relacionados con el registro y facturación de la energía y (5) implantación de balances de energía por alimentadores.

Como producto de la aplicación del Plan, durante el segundo trimestre, se obtuvieron los siguientes resultados:

- Transformación de 16.190 consumidores en clientes (un crecimiento de 1,55% de la base de clientes a Marzo).
- Crecimiento neto de clientes en 1,89% durante el período marzo-junio registrándose record histórico de clientes activos en la Empresa.
- Registro de ventas históricas de energía en mayo (955 GWh) y junio (977 GWh).
- Recuperación de 70 GWh de energía dejados de facturar por fraudes.
- Venta de 66 GWh adicionales como producto de la incorporación y regularización de clientes.
- Sustitución de 86.073 medidores con aferición vencida.
- Cerramiento de 14.480 módulos de medidores como medidas de prevención y control.
- Implantación de balances de energía en 562 circuitos (64% del sistema).

GENEVAPCA

Durante el segundo trimestre de 2006, además de cumplir sus compromisos con PDVSA, Genevapca continuó contribuyendo a minimizar las carencias de energía eléctrica de la Península de Paraguaná aportando 180 GWh a CADAFE (aproximadamente el 51% de las necesidades de electricidad de la región), apoyando de esta manera al S.I.N. y contribuyendo con el Sistema Eléctrico Venezolano.


Aportes de Energía al Sistema Eléctrico Venezolano (GWh)
184
213
132
147
180
2T 05
3T 05
4T 05
1T 06
2T 06

Las ventas totales de energía eléctrica de esta filial para el segundo trimestre totalizaron 371 GWh, mientras que las ventas de vapor sumaron 288.286 TM (723 GWh y 553.934 TM al final del primer semestre). No se han reportado accidentes con pérdida de tiempo desde noviembre de 1999. Al cierre del segundo trimestre del presente año se han alcanzado 600.677 horas-hombre trabajadas sin accidentes incapacitantes.

ADMINISTRADORA SERDECO

Para el trimestre, los ingresos operativos alcanzaron Bs. 5,4 millardos, disminuyendo en un 11% con respecto al mismo periodo del año anterior. Esta variación se debe a la culminación --en el mes de septiembre de 2005-- de la alianza comercial con PDVSA GAS, además del efecto negativo del retraso en la aplicación de los ajustes tarifarios al servicio de aseo.

Por otra parte, los gastos operativos correspondientes al trimestre fueron de Bs. 3,9 millardos, el cual comparado con el mismo periodo del año anterior, representó una disminución del 8%. Estas variaciones se deben principalmente a la racionalización de los recursos contemplados en el presupuesto del año 2006.

COMMOVIL

Durante la primera mitad del 2006, los ingresos operativos alcanzaron Bs. 1.863,82 millones. Este leve incremento --respecto del mismo semestre del año anterior-- obedece principalmente a ventas ocasionales de inventario (como sucedió en el 2005). El EBITDA para el semestre se situó en Bs. 1.103,18 millones mientras que el margen EBITDA ascendió a 59,19% (un incremento de 852 puntos básicos en comparación con el obtenido en el mismo período del año anterior).

Actualmente, la empresa cuenta con una cartera de 145 clientes que reciben los servicios de manejo de voz en las principales ciudades del país. Adicionalmente, Commovil ofrece los servicios de venta y reparación de equipos, así como también el alquiler y reparación de radios. La disponibilidad del servicio en transmisión de voz ascendió a 99,80%.

AES NETWORK

Al cierre del semestre, AES Network cuenta con 41 clientes --principalmente operadores de telecomunicaciones nacionales e internacionales, sector corporativo y proveedores de acceso a Internet (ISPs). Los ingresos operativos alcanzaron Bs. 5.025,26 millones (margen EBITDA de 82,74%). Como parte de las iniciativas del año 2006, se está explorando la factibilidad de implantar la tecnología BPL como medio de transmisión de datos utilizando la red eléctrica. Hasta el momento se han realizado pruebas internas y se inició la fase de desarrollo de la ingeniería de detalle para una prueba comercial a finales del presente año.

AES Network se diferencia por su prestación de servicios carrier de telecomunicaciones en el área metropolitana de Caracas a través de fibra óptica y por ser la primera empresa en la oferta de servicios de conectividad Ethernet respaldados por SLA (Service Level Agreement) y supervisión de gestión de la red 7X24 durante todo el año.

PHOENIX INTERNACIONAL, C.A.

Es una empresa venezolana al servicio de la industria petrolera, que opera bajo exigentes criterios de calidad y confiabilidad, aspectos que aseguran la total satisfacción de sus clientes. Phoenix Internacional, C.A. ha acumulado una importante experiencia en 20 años de operaciones en el mercado venezolano, durante los cuales se ha caracterizado por emplear procedimientos eficientes, tecnologias innovadoras y un personal altamente calificado.

PRECIO DE LA ACCIÓN

Al cierre del trimestre, el precio de la acción se situó en Bs. 500, aumentando en 51,06% con respecto del precio de cierre del segundo trimestre de 2005 (Bs. 331). Cabe destacar que durante el primer semestre del año, el Índice General de la Bolsa de Valores de Caracas (IBC) presentó un repunte de 10.352,44 puntos (50,76%), al cerrar en 30.747,27 puntos. En el caso de EDC, el precio de la acción aumentó 56,25%.

CAPITALIZACIÓN DE MERCADO

Al 30 de junio, la capitalización del mercado ascendió a US$ 730,87 MM, aumentando 51,06% en relación al valor obtenido en junio de 2005. Este aumento obedece al incremento en el precio de la acción durante el semestre y a la estabilidad que presentó el tipo de cambio oficial.

EDC COTIZA EN LATIBEX

Tras el tradicional toque de campana, el 13 de julio de 2006, la EDC registró su título bajo la modalidad de ADS en el mercado internacional de valores latinoamericanos en euros (LATIBEX) regulado bajo la vigente Ley del Mercado de Valores española y promovido por la Bolsa de Valores de Madrid. Actualmente se encuentran inscritas 34 corporaciones de nueve países latinoamericanos, siendo EDC la primera corporación venezolana cuyos títulos se listan en este mercado. Esto constituye una excelente oportunidad para diversificar la oferta de inversión en América Latina y apuntalar la estrategia de promoción y estímulo a la inversión en nuestro país.

El Banco Santander actuará como entidad de enlace y especialista del valor, que se transará en LATIBEX, bajo el código XEDC. En su primer día de cotización el precio de salida en el índice LATIBEX fue de €7,78 que se revalorizó en 2,19 % al cerrar en €7,95.

OFERTA PÚBLICA DE ACCIONES

Parte del plan estratégico de la EDC para el año 2006, contempla la democratización de su capital. En tal sentido, en el periodo del 29 de junio al 14 de julio de 2006 la EDC llevó a cabo una oferta pública de acciones cuya demanda superó en 4,4 veces la emisión autorizada (80.781.982 acciones comunes nominativas) por la Comisión Nacional de Valores. El precio por acción se fijó en Bs. 503,43 (promedio precio de cierre 45 días bursátiles previos al día de cierre de la oferta) después de culminar el periodo antes señalado para la recepción de ordenes.

En virtud del éxito alcanzado en dicha oferta, la Comisión Nacional de Valores autorizó a la EDC para que llevara a cabo una segunda emisión por un total de 62.854.655 acciones comunes nominativas durante el periodo comprendido entre el 25 de julio y el 27 de julio de 2006; dándole así la oportunidad de convertirse en accionistas de la empresa a un mayor número de inversionistas. El precio por acción que se fijó para esta segunda emisión fue el mismo (Bs. 503,43) que resultó del cierre del programa anterior. El total de acciones comunes nominativas, colocadas en ambos periodos, fue 143.636.637.

PROGRAMA DE ACCIONES PARA TRABAJADORES

Adicionalmente la compañía instrumentó un programa para que sus trabajadores activos adquieran acciones de la empresa. El programa denominado "Yo Soy Accionista" se llevó a cabo en el período del 27 de julio al 04 de agosto de 2006, bajo las siguientes condiciones: (1) máximo 2.500 acciones por trabajador, (2) 20% de inicial y (3) Saldo (80% restante) financiado por la empresa a cinco años.


Precio de la Acción
(Bs. / Acción)
331
305
320
604,45
540(x)
500
2T 05
3T 05
4T 05
1T 06
2T 06
(x) al 31 de julio de 2006


Capitalización de Mercado
(Millones de US$)
483,83
445,83
467,76
883,55
730,87
2T 05
3T 05
4T 05
1T 06
2T 06

Movimiento Bursátil – LATIBEX
13/07/2006 al 02/08/2006

Precio de cierre	€ 7,86
Precio máximo	€ 8,00
Precio mínimo	€ 7,75
Títulos negociados	88.280
Monto negociado	€ 697.281

MESAS ELÉCTRICAS

La EDC continua con la instalación de las mesas eléctricas como un mecanismo de participación organizada que permite elevar la calidad de vida de las comunidades, buscando soluciones compartidas al problema del servicio eléctrico en las diferentes zonas populares de Caracas.

En el transcurso del primer semestre de 2006, se han instalado 132 mesas eléctricas. Asímismo, se llevó a cabo el levantamiento técnico y la estimación del proyecto de cada una de las mesas (anteproyectos) para que la comunidad realice la solicitud, ante los entes gubernamentales, de los recursos necesarios destinados a la ejecución de las obras.

PROGRAMA "DONA TU VUELTO"

Dona tu Vuelto es un programa que recauda, a voluntad del cliente, el vuelto de su factura de electricidad y otros servicios; para destinarlo --con el auspicio del Dividendo Voluntario para la Comunidad (DVC)-- a obras de Fe y Alegría en Venezuela. Durante la primera mitad del año se recaudaron Bs. 71,08 millones.

ELECTRObus

En este trimestre, el Electrobus, mantuvo su presencia en diversos colegios, comunidades y eventos especiales. Entre las visitas más relevantes se destaca el evento de Juvenalia, donde participamos con un gran número de empresas privadas y registramos un poco más de 3.000 visitas en una semana. Asímismo, participamos en eventos gubernamentales tales como los auspiciados por la Alcaldía de Baruta, Expo-Ejercito y Núcleo Endógeno del Paraíso. De esta manera, seguimos aportando con la difusión de una imagen de empresa dedicada a hacer inversión social, contribuyendo a la divulgación de temas de seguridad y uso eficiente de la energía de forma efectiva en niños y comunidades de bajos recursos. Durante el semestre se registraron cerca de 6.000 visitas al Electrobus.

PROYECTO "ARBOLEDA"

GENEVAPCA --junto a otras organizaciones gubernamentales regionales-- continuó reforestando la Península de Paraguaná con especies autóctonas. Durante el segundo trimestre, se sembraron 8.528 árboles de diferentes especies (un poco más de 4 veces la cantidad sembrada en el primer trimestre, lo que permitió superar la meta fijada para todo el año). Al cierre del segundo trimestre se sembraron 10.500 árboles.

Durante la primera mitad del año, 1.033 niños de las escuelas ubicadas en la península han recibido el mensaje de seguridad y prevención que se transmite mediante el Proyecto "Aprende de Seguridad con Nosotros" (aproximadamente 85,09% de la meta para el 2006) .

PROGRAMA "VAMOS CON VARGAS"

En los primeros seis meses del año, la EDC ha desarrollado las siguientes actividades de inversión social en el Edo. Vargas:

- *Educación y empleo* (instrucción a 30 estudiantes en el curso de Cablista-Linieros. Ya han egresado 25 jóvenes).
- *Arborización* (entrega de 1.030 plantas a la Alcaldía de Vargas. Faltan por retirar 510).
- *Seguridad* (instalación de 21 km de alumbrado público por Bs. 252 millones).
- *Servicio confiable y seguro* (incorporación de 6.739 clientes).
- *Inversión en redes eléctricas:* Bs. 1.500 millones en los circuitos de Picure (B1), Carayaca (A3 y B1), y Tacagua (B2). El avance de los trabajos es 85%

PROGRAMA APORTE VOLUNTARIO POR NOMINA

Es un programa del Dividendo Voluntario para la Comunidad, a través del cual la EDC se hace presente con sus trabajadores para participar activamente en el financiamiento y desarrollo de proyectos sociales. Es importante acotar que la Empresa contribuye con la misma cantidad que lo aportado por los trabajadores, lo cual representó durante el primer semestre un total de Bs. 58,88 millones.

EXONERACIONES DE ENERGIA ELECTRICA

Continuando con nuestro programas de responsabilidad social, para el primer semestre del 2006, 230 clientes de la Electricidad de Caracas recibieron el beneficio de la exoneración total o parcial del servicio de energía eléctrica, que representó un monto de 600 millones de bolívares, con lo cual estamos apoyando a instituciones sin fines de lucro en las áreas de salud, educación, religión, cuido/alojamiento, deportes y recreación.

PATRULLEROS ELÉCTRICOS

Es una iniciativa orientada a crear conciencia en la comunidad escolar sobre aspectos de seguridad, informándoles a la vez sobre los beneficios directos e indirectos que pueden obtenerse al desarrollar una cultura de prevención de accidentes relacionados con las instalaciones eléctricas. En el transcurso del año hay 308 niños graduandos (hasta la fecha hay un total de 2.520 estudiantes formados como patrulleros eléctricos en materia de prevención de accidentes).

FORMACIÓN DE LÍDERES COMUNITARIOS

Es un programa que contribuye a la capacitación de las comunidades para la potenciación de sus liderazgos locales, nivelación de capacidades mínimas de negociación, dotación de herramientas para formulación y seguimientos de proyectos e identificación y manejo de los aspectos sociales claves; en relación con los proyectos surgidos de la instalación de las Mesas Eléctricas.

PERSPECTIVAS FINANCIERAS

La EDC actualizó sus perspectivas para el año 2006, con base en sus expectativas de reducción de pérdidas de energía. No se incluye el efecto potencial de una devaluación de la moneda ni de incremento en las tarifas del servicio eléctrico.

PERSPECTIVAS FINANCIERAS (Cifras expresadas en millardos de Bolívares)		
Ingresos de operación	1.486	1.704
Gastos de operación	769	875
EBITDA	716	828
Margen EBITDA	48,2%	48,6%
Utilidad Neta	193	199

Los resultados presentados en este informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela (CNV) y de conformidad con las Normas Internacionales de Contabilidad (NIC).

Estos resultados han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 30 de junio de 2006. El índice de precios al consumidor (IPC base 1997) para el cierre de junio 2006 fue 554,74 y el IPC promedio anualizado para el periodo de junio 2005 - junio de 2006 fue 634,50.

La tasa de cambio para el cierre de junio de 2006 fue 2.150,00 bolívares/US dólar, y el tipo de cambio promedio fue de 2.144,60 bolívares/US dólar para la compra y 2.150 bolívares/US dólar para la venta.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Los principios de ética, honestidad y transparencia han ocupado un lugar primordial en la Electricidad de Caracas. Por ello, EDC se ha mantenido siempre a la vanguardia en el área de Gobierno Corporativo, más allá del cumplimiento de la normativa que regula la materia, la orientación de sus acciones y ejecución de sus actividades. Estos principios, se originan a partir de un conjunto de valores compartidos en la toma de decisiones y en la forma de interaccionar los unos con los otros y con el entorno. En tal sentido, un trabajador de la EDC: antepone la seguridad, como valor primordial, en la realización de cada una de sus actividades; actúa con integridad; honra sus compromisos; se esfuerza por la excelencia y disfruta de su trabajo. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Share (ADS) de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY.pk" y en el mercado internacional para valores latinoamericanos - "LATIBEX" bajo el símbolo: "XEDC".

AES es una compañía de electricidad líder a nivel mundial con ventas –para el año 2005– de US$ 11,1 millardos. Con operaciones en 26 países de los 5 continentes, las instalaciones de AES tienen la capacidad de servir a 100 millones de personas en todo el mundo. Posee 127 plantas de generación capaces de producir 44.000 megavatios y --durante el 2005-- sus 14 empresas integradas totalizaron ventas superiores a 82.000 GWh. Sus 30.000 empleados están comprometidos con la excelencia operacional y con satisfacer las necesidades de crecimiento de energía a nivel mundial.

Agradecemos dirigir sus preguntas o comentarios relacionados con este informe a la atención de Relaciones con los Inversionistas, al siguiente correo electrónico: edcinversionistas@aes.com

Este informe puede contener información y declaraciones a futuro (forward-looking statements) que son inherentemente especulativas con base en la información, planes operativos y proyecciones disponibles en la actualidad acerca de tendencias y hechos futuros. Como tales, están sujetas a riesgos e incertidumbres. Diversos factores podrían hacer que los hechos reales en el futuro difieran significativamente de los expresados o previstos en el presente informe, incluyendo -entre otros- los cambios en las condiciones generales económicas, políticas, gubernamentales y de negocio. Si alguno o algunos de estos riesgos o incertidumbres llegaran a materializarse, o si los supuestos subyacentes resultaran incorrectos, los hechos reales futuros podrían diferir significativamente de los descritos. C.A. La Electricidad de Caracas (EDC) no asume ninguna obligación de actualizar o corregir los datos contenidos en este informe.

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PÉRDIDAS
(Con base en estados financieros no auditados y expresados en millones de bolívares constantes al 30 de junio de 2006)

1T 05 Bs.	2T 05 Bs.	1T 06 Bs.	2T 06 Bs.		1S 05 Bs.	1S 06 Bs.	1S 06 US$ MM
339.425	358.145	335.714	355.350	Ingresos de Operación	697.570	691.064	321,43
(187.434)	(181.814)	(195.004)	(158.802)	Gastos de Operación (sin depreciación)	(369.248)	(353.806)	(164,56)
151.991	**176.331**	**140.710**	**196.548**	**EBITDA**	**328.322**	**337.258**	**156,86**
44,78%	**49,23%**	**41,91%**	**55,31%**	**MARGEN EBITDA**	**47,07%**	**48,80%**	**48,80%**
(108.036)	(102.355)	(92.910)	(95.938)	Depreciación	(210.391)	(188.848)	(87,84)
43.956	**73.975**	**47.800**	**100.610**	**EBIT**	**117.931**	**148.410**	**69,03**
12,95%	**20,66%**	**14,24%**	**28,31%**	**MARGEN EBIT**	**16,91%**	**21,48%**	**21,48%**
(36.531)	(1.256)	(761)	3.625	Otros Ingresos y (Egresos) Neto	(37.787)	2.864	1,33
(76.207)	27.492	7.446	3.371	Beneficio (Costo) Integral de Financiamiento (neto)	(48.715)	10.817	5,03
(68.782)	**100.211**	**54.484**	**107.607**	**UTILIDAD (PÉRDIDA) ANTES DE PROVISIÓN PARA IMPUESTOS, PARTICIPACIÓN PATRIMONIAL EN COMPAÑÍA AFILIADA E INTERESES MINORITARIOS**	**31.429**	**162.091**	**75,39**
9.363	(35.103)	(8.076)	(31.599)	Provisión para Impuestos	(25.740)	(39.675)	(18,45)
(361)	32	(20)	17	Participación Patrimonial en Compañía Afiliada	(329)	(3)	n.m.
(396)	(5)	(256)	(28)	Intereses Minoritarios	(401)	(284)	(0,13)
(60.176)	**65.135**	**46.132**	**75.997**	**UTILIDAD (PÉRDIDA) NETA**	**4.959**	**122.129**	**56,80**
-17,73%	**18,19%**	**13,74%**	**21,39%**	**MARGEN UTILIDAD NETA**	**0,71%**	**17,67%**	**17,67%**
(19,05)	20,62	14,68	24,18	UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	1,57	38,86	0,02
(952)	1.031	734	1.209	UTILIDAD (PÉRDIDA) NETA POR ADS	78	1.943	0,90
3.159	3.159	3.143	3.143	ACCIONES EN CIRCULACIÓN (Millones)	3.159	3.143	3.143

Los estados financieros han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores (CNV)" y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela.

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS
(Con base en estados financieros no auditados y expresados en millones de bolívares constantes al 30 de junio de 2006)

	2005 31 de Diciembre	2006 30 de Junio
ACTIVO		
Activo Circulante	814.940	928.024
Efectivo y Equivalentes de Efectivo	323.752	423.006
Propiedades, Planta y Equipos (neto)	4.039.998	3.899.703
Inversiones	13.075	13.075
Cuentas por Cobrar a Largo Plazo	32.793	33.868
Impuesto sobre la Renta Diferido	18.826	18.826
Otros Activos y Cargos Diferidos	91.596	109.387
Total Activo	**5.011.228**	**5.002.883**
PASIVO Y PATRIMONIO		
Pasivo Circulante	527.571	812.778
Deuda a corto plazo	179.279	190.816
Deuda a Largo Plazo	725.532	580.258
Otros Pasivos	211.262	203.710
Patrimonio	3.546.863	3.406.137
Total Pasivo y Patrimonio	**5.011.228**	**5.002.883**
Activo Circulante / Pasivo Circulante	**1,54**	**1,14**
Deuda Financiera C.P. / Deuda L.P.	**0,25**	**0,33**
Patrimonio / Activo Total	**70,78%**	**68,08%**
Deuda Financiera / Capitalización Total	**20,33%**	**18,46%**

Los estados financieros han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores (CNV)" y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela.

GLOSARIO DE TÉRMINOS

ADR: American Depositary Receipt. Recibos negociables emitidos por un banco estadounidense para certificar que un número de acciones extranjeras ha sido depositado en ese banco o en un corresponsal. El ADR de EDC se negocia en los Estados Unidos de América en el mercado "*over-the-counter*", bajo el símbolo: "ELDAY.pk".

Bps: *Basis point*. Centésima parte de un punto porcentual.

BCV: Banco Central de Venezuela.

BPL: *Broadband over Power Line*. Tecnología que permite la utilización de redes eléctricas para transmisión de voz y datos.

BVC: Bolsa de Valores de Caracas.

CACE: Cargo por ajuste de combustible y energía. Permite ajustar las variaciones en los precios de los combustibles y las compras de energía, con relación a los previstos para el cálculo de las tarifas.

CADAFE: Compañía Anónima de Administración y Fomento Eléctrico.

CALEY: C.A. Luz Eléctrica del Yaracuy.

Calificación Crediticia: Opinión profesional que produce una agencia calificadora de riesgos, sobre la capacidad de un emisor para pagar el capital y los intereses de sus obligaciones en forma oportuna (con base en estudios, análisis y evaluaciones de los emisores).

CANTV: Compañía Anónima Nacional Teléfonos de Venezuela

Capitalización de Mercado: Valor dado a una empresa en Bolsa. Producto de multiplicar la cotización por el número de acciones que componen el capital de dicha empresa (sin considerar acciones en tesorería).

Capitalización Total: Deuda financiera / (Deuda Financiera + Patrimonio)

Demanda Máxima de Potencia Bruta: Es una medida del pico de demanda de potencia (incluye los consumos asociados a las plantas de generación).

Deuda Financiera: Deuda a corto plazo más deuda a largo plazo.

EBITDA: Utilidad en operaciones antes de intereses, impuestos, depreciación y amortización.

EDC: C.A. La Electricidad de Caracas.

EDELCA: Electrificación del Caroní, C.A.

Energía entregada por el sistema de transmisión al de distribución: Se contabiliza como la energía entregada en los principales de las subestaciones a las redes de distribución.

Energía Neta Total: Es la energía (generada o intercambiada) que entra al sistema de transmisión-distribución, descontando la energía asociada a los autoconsumos de generación.

Factor de Capacidad Neta: Relación entre la energía neta generada y la energía que pudo haber sido generada durante operación continua.

Factor de Disponibilidad: Porcentaje de tiempo que una unidad está en servicio o disponible.

Generación Bruta: Energía eléctrica producida por las unidades generadoras (medida a la salida de la unidad de generación).

Generación Neta: Generación bruta menos la energía eléctrica consumida en planta y pérdidas.

GENEVAPCA: Generación de Vapor Genevapca, C.A. Es la filial de EDC que suple de electricidad y vapor al Centro de Refinación más grande del mundo, propiedad de PDVSA, ubicado en la Península de Paraguaná

GWh: Gigavatio-hora. Un millón de kilovatios-hora.

INE: Instituto Nacional de Estadísticas

KV: Kilovoltio. Unidad de medida de potencial eléctrico.

KVA: Kilovoltio-amperio.

KWh: Kilovatio-hora. Uso de electricidad a la tasa de 1 kilovatio por una hora.

Margen EBITDA: EBITDA expresado como porcentaje del total de ingresos de operación.

MW: Megavatio (mil Kw). Unidad para medir potencia eléctrica.

n. m.: *Not meaningful*. Sin significado práctico.

OPSIS: Oficina de Operación de Sistemas Interconectados. Representa al Centro de Control Nacional de Electricidad.

PDVSA: Petróleos de Venezuela, S. A.

Pérdidas de Energía: Representa la diferencia entre la energía que entra al sistema de transmisión-distribución y la que se vende al cliente. Son ocasionadas por la operación del sistema eléctrico (pérdidas técnicas) y por el uso indebido de la electricidad (hurto, fraude, etc.). Se contabiliza en un intervalo de 12 meses como un porcentaje de la energía neta total.

SAIDI: Índice Móvil Anual de Duración de Interrupción del Sistema. kVA instalados interrumpidos imprevistos por los minutos de interrupción dividido entre los kVA totales.

SAIFI: Índice Móvil Anual de Frecuencia de Interrupción. kVA instalados interrumpidos imprevistos dividido entre los KVA totales.

SENIAT: Servicio Nacional Integrado de Administración Aduanera y Tributaria.

S.I.N.: Sistema Interconectado Nacional

TM: Toneladas métricas. Un millón de gramos.

Utilidad (pérdida) neta por acción: Utilidad (pérdida) neta entre el promedio ponderado del número de acciones en circulación.

Utilidad (pérdida) neta por ADR: Utilidad (pérdida) neta por acción por el número de acciones que conforman un ADR (50 acciones comunes de la compañía).